                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

Filed by the Registrant / /

Filed by a Party other than the Registrant /x/

Check the appropriate box:

   /x/    Preliminary Proxy Statement

   / /    Confidential, for Use of the Commission Only (as permitted by Rule
          14a-6(e)(2))

   / /    Definitive Proxy Statement

   / /    Definitive Additional Materials

   / /    Soliciting Material Under Rule 14a-12

                          UNITED INDUSTRIAL CORPORATION
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                             STEEL PARTNERS II, L.P.
                             WARREN G. LICHTENSTEIN
                                 GLEN M. KASSAN
                               JAMES R. HENDERSON
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

     Payment of Filing Fee (Check the appropriate box):

     /x/  No fee required.

     / /  Fee  computed  on table  below  per  Exchange  Act Rules 14a-6(i)(1)
          and 0-11.

     (1)  Title of each class of securities to which transaction applies:

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     (2)  Aggregate number of securities to which transaction applies:

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     (3)  Per unit  price  or other  underlying  value of  transaction  computed pursuant to Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4)  Proposed maximum aggregate value of transaction:

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     (5)  Total fee paid:

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     / /  Fee paid previously with preliminary materials:

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     / /  Check  box if any part of the fee is offset as  provided  by  Exchange
Act Rule  0-11(a)(2)  and identify the filing for which the  offsetting  fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1)  Amount previously paid:

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     (2)  Form, Schedule or Registration Statement No.:

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     (3)  Filing Party:

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     (4)  Date Filed:

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                                      -2-

                             STEEL PARTNERS II, L.P.

                               September __, 2002

Dear Fellow Stockholder:

            Steel  Partners  II,  L.P.  ("Steel")  is the  beneficial  owner  of
1,310,250 shares of Common Stock of United Industrial Corporation,  representing approximately  10.0% of the outstanding Common Stock. We do not believe that the current  Board  of  Directors  is  acting  in your  best  interests,  and we are therefore  seeking  your support for the election of our nominee to the Board of
Directors of United  Industrial at the annual meeting of stockholders  scheduled to be held at the Park Lane Hotel  (Ballroom  Suite,  2nd  floor)  located at 36
Central Park South, New York, New York on October 4, 2002, at 10:00 A.M.

            We urge you to carefully  consider the information  contained in the attached Proxy Statement and then support the efforts of Steel to maximize value for all  stockholders  by signing,  dating and returning the enclosed GOLD proxy today.  The attached Proxy  Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about September __, 2002.

            If you have already  voted for the  incumbent  management  slate you have every  right to change  your vote by signing  and  returning  a later dated proxy.

            If you have any questions or require any  assistance  with your vote please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers below.

                                           Thank you for your support,

                                           Warren G. Lichtenstein
                                           On behalf of Steel Partners II, L.P.

                                [MACKENZIE LOGO]

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED SEPTEMBER 6, 2002

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                          UNITED INDUSTRIAL CORPORATION

                            -------------------------

                                 PROXY STATEMENT
                                       OF
                             STEEL PARTNERS II, L.P.

                            -------------------------

                    PLEASE MAIL THE ENCLOSED GOLD PROXY CARD

            Steel Partners II, L.P. ("Steel") is the second largest  stockholder
of  United  Industrial  Corporation,   a  Delaware  corporation  ("UIC"  or  the
"Company").  Steel is  writing to you in  connection  with the  election  of two directors  to UIC's Board of  Directors  at the annual  meeting of  stockholders scheduled to be held at the Park Lane Hotel (Ballroom  Suite, 2nd floor) located at 36 Central Park South,  New York, New York on October 4, 2002, at 10:00 A.M.,
including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"). Steel has nominated a director in opposition to UIC's incumbent  director  nominees,  Richard Erkeneff and Paul J.
Hoeper,  whose terms expire at the Annual  Meeting.  Steel  believes that recent actions of the Board of  Directors of UIC (the "UIC Board") have not been in the best  interests  of UIC's  stockholders.  As  further  described  herein,  Steel believes that a more thorough investigation of strategic alternatives, a greater dedication to maximizing  stockholder value and improving  corporate  governance policies,  will be best achieved through the election of Steel's nominee.  There can be no assurance  that the election of our nominee will maximize or otherwise enhance stockholder value or improve corporate governance.

            This proxy  statement (the "Proxy  Statement") and the enclosed GOLD proxy card are being  furnished to  stockholders  of UIC by Steel in  connection with the  solicitation  of  proxies  from UIC's  stockholders  to be used at the
Annual Meeting to elect Steel's nominee, Glen M. Kassan (the "Nominee"),  to the
UIC Board. As Nominee for director,  Mr. Kassan is deemed to be a participant in this proxy  solicitation.  As members of the soliciting group,  Steel and Warren
Lichtenstein,  the managing  member of the general  partner of Steel,  and James
Henderson,  an affiliate of Steel,  are also deemed to be  participants  in this proxy solicitation.  Mr. Lichtenstein has been a director of UIC since May 2001.
This Proxy  Statement and the GOLD proxy card are first being furnished to UIC's stockholders on or about September __, 2002.

            UIC has set the record date for determining stockholders entitled to notice of and to vote at the Annual  Meeting as of August 26, 2002 (the  "Record
Date").  The  principal  executive  offices of UIC are located at 570  Lexington
Avenue,  New  York,  New York  10022.  Stockholders  of  record  at the close of business  on the Record  Date will be  entitled  to vote at the Annual  Meeting.
According to UIC, as of the Record Date, there were 13,064,818  shares of common stock,  $1.00 par value per share (the  "Shares"),  outstanding  and entitled to vote at the Annual Meeting.  Steel,  along with all of the  participants in this solicitation,  are the  beneficial  owners of an aggregate  of 1,320,250  Shares which  represents  approximately  10.1%  of the  Shares  outstanding  (based  on information  publicly  disclosed by UIC). The participants in this  solicitation intend to vote such Shares for the election of the Nominee.

THIS  SOLICITATION  IS BEING  MADE BY STEEL  AND NOT ON  BEHALF  OF THE BOARD OF
DIRECTORS OR  MANAGEMENT  OF UIC.  STEEL IS NOT AWARE OF ANY OTHER MATTERS TO BE
BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN THE RATIFICATION OF THE APPOINTMENT
OF THE COMPANY'S AUDITORS.  SHOULD OTHER MATTERS,  WHICH STEEL IS NOT AWARE OF A
REASONABLE TIME BEFORE THIS SOLICITATION,  BE BROUGHT BEFORE THE ANNUAL MEETING,
THE PERSONS  NAMED AS PROXIES IN THE ENCLOSED  GOLD PROXY CARD WILL VOTE ON SUCH
MATTERS IN THEIR DISCRETION.

WE URGE  YOU TO SIGN,  DATE  AND  RETURN  THE  GOLD  PROXY  CARD IN FAVOR OF THE
ELECTION OF OUR NOMINEE DESCRIBED IN THIS PROXY STATEMENT.

IF YOU HAVE ALREADY SENT A PROXY CARD  FURNISHED  BY UIC  MANAGEMENT  TO THE UIC
BOARD, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE ELECTION OF UIC'S NOMINEES
BY SIGNING,  DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED
PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO
THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED
PROXY FOR THE ANNUAL  MEETING TO STEEL,  C/O  MACKENZIE  PARTNERS,  INC.  WHO IS
ASSISTING  IN THIS  SOLICITATION,  OR TO THE  SECRETARY  OF UIC, OR BY VOTING IN
PERSON AT THE ANNUAL MEETING.

                                      -2-

                                    IMPORTANT

            YOUR VOTE IS  IMPORTANT,  NO MATTER  HOW MANY OR HOW FEW  SHARES YOU
OWN.  STEEL URGES YOU TO SIGN,  DATE,  AND RETURN THE  ENCLOSED  GOLD PROXY CARD
TODAY TO VOTE FOR THE ELECTION OF THE NOMINEE.

            The Nominee is  committed,  subject to his  fiduciary  duty to UIC's stockholders,  to giving all UIC's  stockholders  the opportunity to receive the maximum value for their Shares.  A vote FOR the Nominee will enable you - as the owners of UIC - to send a message  to the UIC Board  that you are  committed  to maximizing the value of your Shares.

o    If your Shares are  registered  in your own name,  please sign and date the enclosed GOLD proxy card and return it to Steel,  c/o  MacKenzie  Partners,
     Inc., in the enclosed envelope today.

o    If any of your Shares are held in the name of a brokerage firm,  bank, bank nominee  or other  institution  on the Record  Date,  only it can vote such
     Shares and only upon receipt of your  specific  instructions.  Accordingly, please  contact the person  responsible  for your account and instruct that person to execute on your  behalf the GOLD proxy  card.  Steel urges you to confirm your  instructions  in writing to the person  responsible  for your account and to provide a copy of such  instructions to Steel, c/o MacKenzie
     Partners,  Inc., who is assisting in this solicitation,  at the address and telephone  numbers  set forth  below,  and on the back  cover of this proxy statement,  so that we may be aware of all  instructions and can attempt to ensure that such instructions are followed.

                 IF YOU HAVE ANY QUESTIONS REGARDING YOUR PROXY,
             OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CALL:

                                [MACKENZIE LOGO]

                                      -3-

PROPOSAL I - ELECTION OF DIRECTOR

REASONS FOR THE SOLICITATION

            We are asking you to elect our Nominee in order to:

               o    remove one of two incumbent directors up for election;

               o    elect a nominee that supports  actions that we believe would give  stockholders the greatest  opportunity to maximize the value of their Shares; and

               o    elect a clearly independent director.

            As further described below,  Steel believes that the election of the
Nominee  represents the best means for UIC's  stockholders to maximize the value of their Shares.  Steel, as the second largest  stockholder of UIC, has a vested interest in the  maximization  of the value of the Shares.  Additionally,  Steel believes  that the  Nominee  has  extensive  experience  in  private  and public investment,  corporate  governance  and business  management.  If elected to the
Board,  the Nominee will use his experience to explore  alternatives to maximize
stockholder   value  including,   but  not  limited  to,  the  sale  of  all  or
substantially  all of UIC on a tax  efficient  basis.  There can be no assurance that the election of our Nominee will maximize or otherwise enhance  stockholder value.

WE BELIEVE THAT ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF UIC MUST BE SOLD ON A
TAX EFFICIENT BASIS AS SOON AS POSSIBLE

            In Steel's opinion,  maximum stockholder value will only be achieved through a prompt sale of all or substantially  all of UIC. It is Steel's opinion that the sale of all or  substantially  all of UIC's  business and assets at the present time would create more value for stockholders  than if UIC continued its operations.  Steel believes that UIC is an attractive  acquisition candidate for potential purchasers and, with the assistance of an investment banking firm, can be matched with various aerospace and defense corporations that would be willing to pay an  attractive  premium  to  acquire  UIC in whole or in  parts.  Steel's opinion is based on its  experience as an investor in small-cap  companies.  The
Nominee  is  committed  to  working  with the other  members of the UIC Board to encourage  the  sale of all or  substantially  all of UIC.  Since  prior  to Mr.
Lichtenstein's  appointment  to the UIC Board in May 2001,  he has  continuously urged UIC to divest all or substantially all of its business and assets in order to maximize  stockholder  value.  UIC has previously  announced its intention to explore a sale of the company and,  more  recently,  announced  its intention to accelerate  the sale process.  On April 8, 2002,  UIC announced that it had been working with Wachovia  Securities for a year to explore  alternatives to enhance stockholder value, including a possible sale of UIC. Additionally, on August 26,
2002,  less than a week after Steel filed its  preliminary  proxy statement with respect to the Annual Meeting, UIC announced that it has accelerated the process under which it is seeking a potential buyer.  Based on the timing of these press releases and the  extended  process  under which the UIC Board has  purported to explore a possible  sale,  Steel is concerned that the UIC Board may be delaying the sale process and is not moving quickly enough to enhance  stockholder value.
While UIC has

                                      -4-

taken steps to divest  certain of its  businesses and assets during the past two years,  Steel  believes that all or  substantially  all of UIC should be sold as soon as possible.

            Despite the UIC Board's recent announcement,  we do not believe that the UIC Board is moving  quickly  enough to maximize  stockholder  value.  While stockholders  have  waited  patiently  for  the UIC  Board  to  further  enhance stockholder value, we believe UIC's financial  performance this year has taken a turn for the worse,  as evidenced by net losses  reported in UIC's Form 10-Q for the six months  ended June 30, 2002 (the "June 30 10-Q").  Our belief that UIC's financial  performance  this year has taken a turn for the worse is based solely on a review of the Company's net income. We believe, UIC's financial performance will languish as long as UIC continues to operate as it has historically.

               o    According  to the June 30 10-Q,  UIC  realized net losses of approximately $10.7 million for the three month period ended
                    June 30, 2002 compared to net income of  approximately  $1.9 million for the comparable period in 2001.

               o    According  to the June 30 10-Q,  UIC  realized net losses of approximately  $22.0  million for the six month period ended
                    June 30, 2002 compared to net income of  approximately  $4.5 million for the comparable period in 2001.

               o    This represents,  in our opinion, a stunning decrease in net income of  approximately  463% and 389% during the three and six month periods, respectively.

WE BELIEVE THAT UIC SHOULD ADOPT CRITICAL CORPORATE  GOVERNANCE  POLICIES INCLUDING
CAUSING A MAJORITY OF THE BOARD TO BE COMPOSED OF INDEPENDENT  DIRECTORS AND
DECLASSIFYING THE UIC BOARD

            We believe  that UIC  should  respond  to the  sweeping  legislation enacted by  Congress  and rules  being  adopted  by the New York Stock  Exchange
("NYSE")   which  are  promoting   greater   accountability   to   stockholders.
Specifically,  we  believe  that UIC must  cause  its Board of  Directors  to be composed of a majority of clearly  independent  directors  which we believe will shortly be a listing requirement for all NYSE companies.  Under proposed Section
303A of the NYSE listing standards,  listed companies will be required to have a
majority  of  independent  directors.   According  to  UIC's  preliminary  proxy
statement for the Annual Meeting (the  "Management  Proxy  Statement"),  the UIC
Board is currently  composed of six  directors,  two of whom are also  executive officers of UIC, as follows:

         NAME                              POSITION
         ----                              --------

         Harold Gelb                       Chairman of the Board

         Richard Erkeneff                  President and Director

         Susan Fein Zawel                  Vice President  Corporate  Communications,
                                           Associate General Counsel and Secretary

                                      -5-

         NAME                              POSITION
         ----                              --------

         Joseph Schneider                  Director

         Paul J. Hoeper                    Director

         Warren Lichtenstein               Director

            We do not believe  that a majority  of the UIC Board is  independent under either the existing or proposed NYSE standards.

               o    According  to  the  Management  Proxy   Statement,   Richard
                    Erkeneff  and Susan Zawel are UIC  employees  and  collected salaries, bonuses and other compensation in the aggregate of
                    $608,171 and $229,436, respectively, during 2001.

               o    According to the Management Proxy Statement,  Mr. Gelb has a
                    special  compensation  arrangement  with UIC under  which he received  compensation  of  $137,500  during  2001  and will receive $150,000 during 2002 for his services as Chairman of the Board. The other UIC directors  receive only $20,000 per year  and  other  fees for  attending  Board  and  committee meetings.

               o    As three of the current six UIC Board  members are employees
                    of  UIC  and/or  collect   six-figure   salaries  and  other
                    compensation  for their services and receive other benefits, we  question  the  collective  Board's  ability to  exercise independent judgment in carrying out its responsibilities.

            We believe that a majority of  independent  directors  will increase the quality of oversight over the UIC Board, lessen the possibility of conflicts of interest and allow the UIC Board to most  effectively  exercise its fiduciary duties to the stockholders.  However,  these benefits may not be realized if the
Nominee is elected as his election will not necessarily  cause a majority of the
UIC Board to be  independent.  The election of the Nominee will cause a majority of the UIC Board to be  independent  only if he is elected  to  replace  Richard
Erkeneff,  an interested  director,  increasing  the total number of independent directors  from three to four. If the Nominee is elected to replace Paul Hoeper, who is already an independent director, the number of independent directors will remain  at  three  and the UIC  Board  will not be  composed  of a  majority  of independent directors.

            If  elected,  the  Nominee  would also  attempt to work with the UIC
Board to take other measures to improve UIC's  corporate  governance,  including declassifying  the  Board  and  removing  the  "staggered  board"  provision.  A classified  board of directors  limits the ability of  stockholders to elect all directors on an annual basis.  We believe that the annual  election of directors is the primary means for stockholders to influence corporate governance policies and to hold  management  accountable for its  implementation  of those policies.
Steel and the Nominee view classified  boards as having the effect of insulating directors from being accountable to the corporation's stockholders.

                                      -6-

WE BELIEVE  THAT THE UIC BOARD  MUST  PROMPTLY  EXPLORE  OTHER  ALTERNATIVES  TO
MAXIMIZE STOCKHOLDER VALUE INCLUDING A SALE OF THE ENTIRE COMPANY

            We  believe  that  the  election  of  the  Nominee   represents   an
opportunity for stockholders to maximize the present value of their Shares. Glen
Kassan has extensive  experience  providing  management and advisory services to public and private  companies and currently  serves as an executive  officer and director of various public companies. See "The Nominee." If elected, the Nominee will,  subject to his  fiduciary  duties of the highest  standards,  explore all available alternatives to maximize stockholder value including,  but not limited to:

               o    working  with the UIC Board to sell the  entire  company  by means of a merger,  tender offer or otherwise,  or to divest assets of the Company on a tax efficient basis;

               o    working  with the UIC  Board  to  respond  to new  corporate governance legislation and NYSE listing standards,  and take other measures to improve  corporate  governance,  including declassifying the organization of the UIC Board; and

               o    working  with the UIC Board to reduce  unnecessary  expenses
                    (and maximize  UIC's cash  position) by, among other things,
                    closing  UIC's  New  York  office  and   consolidating   all
                    activities in the AAI  Corporation  facility in  Huntsville,
                    Maryland.   It  is  our  opinion   that  the   reduction  of
                    unnecessary  expenses  will improve the  Company's  business operations and enhance  stockholder value.  Currently,  only
                    Harold Gelb,  Susan Zawel,  a tax  accountant and a skeletal support  staff work at the New York office.  We believe that most of UIC's  business  operations are conducted at the AAI facility in Huntsville,  Maryland where all of the Company's key employees  report for work, and accordingly the New York office is an unnecessary  drain on cash and should be closed and consolidated with the AAI facility.

There can be no assurance that the foregoing  actions will be implemented if our
Nominee  is  elected  or that the  election  of our  Nominee  will  maximize  or otherwise enhance stockholder value.

            Subject to his fiduciary duties,  the Nominee's priority would be to maximize stockholder value by pursuing a sale of UIC. Although the Nominee would seek to sell UIC to the  highest  bidder,  the  Nominee's  priority  would be to negotiate and consummate a transaction on the most favorable  terms available to the UIC  stockholders.  The Nominee  would work to solicit  bids from  potential acquirors,  including  competitors  of UIC.  In  accordance  with the  Nominee's fiduciary

                                      -7-

duties to enter into a sale  transaction that would have the greatest benefit to
UIC  stockholders,  bids would be  carefully  evaluated  based on,  among  other things,  the value of the  consideration  offered,  the ability of the bidder to finance the bid, the quality of any non-cash  consideration  offered  (including the financial condition of any bidder offering non-cash consideration),  and the timing and likelihood of  consummation  of the proposed  transaction in light of any required financing or regulatory approvals. This process could result in the
Nominee's decision to accept a proposal to acquire UIC for a purchase price that is not necessarily the highest price offered.

            We wish to provide the  stockholders,  the true owners of UIC,  with the  opportunity  to elect  directors  that are  unaffiliated  with the existing
Board. Your vote to elect the Nominee does not constitute a vote in favor of our value enhancing  plans including  pursuing a sale of UIC. Your vote to elect the
Nominee will have the legal effect of replacing one incumbent  director with our
Nominee. If the Nominee is elected to the Board and a transaction  involving the sale of UIC is proposed by the Board,  stockholders  will have an opportunity to vote on such transaction to the extent required by law.

            Neither we (nor to our  knowledge,  any other  person on our behalf)
has made or undertaken any analysis or reports as to whether  stockholder  value will be  maximized  as a result of this  solicitation  or obtained  reports from consultants  or other  outside  parties as to whether  the  proposals  presented herein would have an effect on stockholder value. There can be no assurance that stockholder  value will be  maximized  as a result of this  solicitation  or the election of the Nominee.

THE NOMINEE

            The following  information  sets forth the name,  business  address,
present  principal   occupation,   and  employment  and  material   occupations,
positions,  offices, or employments for the past five years of the Nominee. This information  has been furnished to Steel by the Nominee.  Where no date is given for the  commencement  of the  indicated  office  or  position,  such  office or position was assumed prior to September 1, 1997. The Nominee is a citizen of the
United States.

            GLEN M. KASSAN (59) has been an  Executive  Vice  President of Steel
Partners,  Ltd., a  management  and advisory  company,  since March 2002.  Steel
Partners, Ltd. has provided management services to Steel and other affiliates of
Steel since March 2002.  Mr. Kassan served as Executive  Vice President of Steel
Partners  Services,  Ltd., a management  and  advisory  company,  from June 2001 through March 2002 and Vice President from October 1999 through May 2001.  Steel
Partners  Services,  Ltd.  provided  management  services  to  Steel  and  other affiliates of Steel until March 2002,  when Steel  Partners,  Ltd.  acquired the rights to provide certain management services from Steel Partners Services, Ltd.
He has also served as Vice President,  Chief Financial  Officer and Secretary of
WebFinancial Corporation, a commercial and consumer lender, since June 2000. Mr.
Kassan  has  served as Vice  Chairman  of the Board of  Directors  of  Caribbean
Fertilizer   Group  Ltd.,  a  private  company  engaged  in  the  production  of agricultural products in Puerto Rico and Jamaica, since June 2000. Mr. Kassan is a director and has served as President of SL  Industries,  Inc., a  manufacturer and marketer of Power and Data Quality  systems and  equipment  for  industrial, medical,  aerospace and consumer  applications,  since January 2002 and February
2002,  respectively.  From June 2000 to April 2002,  Mr.  Kassan  served as Vice
President, Chief Financial Officer and Secretary of Gateway Industries,  Inc., a

                                      -8-

provider of database  development and Web site design and development  services.
From 1997 to 1998, Mr. Kassan served as Chairman and Chief Executive  Officer of
Long Term Care Services,  Inc., a privately owned  healthcare  services  company which Mr. Kassan  co-founded  in 1994 and initially  served as Vice Chairman and
Chief  Financial  Officer.  Mr.  Kassan is currently a director of  Tandycrafts,
Inc., a manufacturer of picture frames and framed art, Puroflow Incorporated,  a designer and manufacturer of precision  filtration devices,  and the Chairman of the Board of US Diagnostic Inc., an operator of outpatient  diagnostic  imaging.
As of the date  hereof,  Mr.  Kassan did not  beneficially  own any Shares.  Mr.
Kassan  has not  purchased  or sold any Shares  during  the past two years.  The business  address  of Mr.  Kassan is c/o  Steel  Partners,  Ltd.,  150 East 52nd
Street, 21st Floor, New York, New York 10022.

            The Nominee  will not receive  any  compensation  from Steel for his services as a director of UIC. On March 20, 2002,  Glen Kassan and Steel entered into a Reimbursement  Agreement (the "Kassan Reimbursement  Agreement") in which
Steel agreed to bear all expenses  incurred by Mr. Kassan in connection with his nomination to the UIC Board,  including approved expenses incurred by Mr. Kassan in the  solicitation of proxies or written consents from UIC  stockholders.  The
Kassan  Reimbursement  Agreement is attached to Amendment  No. 6 to the Schedule
13D filed by Steel,  Warren Lichtenstein and the Nominee with respect to UIC and is incorporated herein by reference.

            Other  than  as  stated  above,   there  are  no   arrangements   or
understandings  between  Steel and the  Nominee  or any other  person or persons pursuant to which the nomination  described herein is to be made, other than the consent by the  Nominee to be named in this  Proxy  Statement  and to serve as a director  of UIC if elected as such at the Annual  Meeting.  The Nominee has not been  convicted in any criminal  proceedings  (excluding  traffic  violations or similar  misdemeanors)  over the  past ten  years.  The  Nominee  is not a party adverse to UIC or any of its subsidiaries or has a material  interest adverse to
UIC or any of its subsidiaries in any material pending legal proceedings.

            Steel does not expect that the  Nominee  will be unable to stand for election,  but,  in the event  that the  Nominee  is unable to serve or for good cause will not serve,  the Shares  represented  by the enclosed  GOLD proxy card will be voted for a substitute nominee. In addition, Steel reserves the right to nominate a substitute person if UIC makes or announces any changes to its Bylaws or takes or announces any other action that has, or if  consummated  would have, the effect of disqualifying the Nominee. In any such case, Shares represented by the  enclosed  GOLD  proxy  card  will be  voted  for such  substitute  nominee.
Notwithstanding  Steel's ability to vote proxies for a substitute  nominee,  the enclosed  GOLD proxy  card can only be voted for up to one of the two  directors being elected at the Annual Meeting.

            The UIC  Board is  divided  into  three  classes  serving  staggered three-year  terms. Two directors are to be elected at the Annual Meeting to hold office until 2005 and until their successors are duly elected and qualify. Steel has no reason to believe  that the  Nominee  will be  disqualified  or unable or unwilling to serve if elected.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEE ON THE ENCLOSED GOLD PROXY
CARD.

                                      -9-

PROPOSAL 2 - APPOINTMENT OF INDEPENDENT AUDITORS

            Steel has no objection to the  ratification  of the  appointment  of
Ernst & Young LLP as independent  accountants for UIC for the fiscal year ending
December 31, 2002.  Please see the Management  Proxy Statement for a description of this proposal.

                           VOTING AND PROXY PROCEDURES

            Only  stockholders  of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly available  information,  Steel believes that the only outstanding class of securities of UIC entitled to vote at the Annual Meeting are the Shares.

            Shares  represented  by properly  executed  GOLD proxy cards will be voted  at the  Annual  Meeting  as  marked  and,  in  the  absence  of  specific instructions,  will be voted FOR the  election of the Nominee to the Board,  FOR the  proposal  to ratify  the  appointment  of Ernst & Young LLP as  independent accountants  of UIC for the fiscal year ending  December  31,  2002,  and in the discretion  of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

            We  are  asking  you to  elect  our  Nominee  in  opposition  to two incumbent  nominees whose terms expire at the Annual Meeting.  The enclosed GOLD proxy card may only be voted for our  Nominee and does not confer  voting  power with respect to the remaining directorship.  Accordingly,  you will not have the opportunity to vote for one or both of UIC's nominees. You can only vote for one or both of UIC's nominees by signing and returning a proxy card provided by UIC.
Stockholders  should  refer to the  Management  Proxy  Statement  for the names, background,  qualifications and other information concerning the UIC's nominees.
Steel  intends  to vote all of its Shares in favor of its  Nominee  and will not vote its Shares in favor of any of UIC's nominees in order to fill the remaining directorship.

QUORUM

            In order to conduct  any  business at the Annual  Meeting,  a quorum must be present in person or represented by valid proxies.  A quorum consists of a majority of the Shares issued and  outstanding  on the Record Date. All Shares that are voted  "FOR",  "AGAINST"  or  "ABSTAIN"  on any  matter  will count for purposes of establishing a quorum and will be treated as Shares entitled to vote at the Annual Meeting (the "Votes Present").

ABSTENTIONS

            Abstentions  will  count as Votes  Present  and shall  have the same effect as a vote  against a matter  (other than in the election for the Board of
Directors).  While there is no  definitive  statutory  or case law  authority in
Delaware,  the Company's state of  incorporation,  as to the proper treatment of abstentions,  Steel believes that abstentions  should be counted for purposes of determining  both:  (i) the total  number of Votes  Present,  for the purpose of determining  whether a quorum  is  present;  and (ii) the total  number of Votes
Present that are cast ("Votes Cast") with respect to a matter (other than in the election of the Board of Directors).

                                      -10-

BROKER NON-VOTES

            Shares  held in  street  name  that are  present  by  proxy  will be considered  as Votes  Present for  purposes of  determining  whether a quorum is present.  With regard to certain proposals,  the holder of record of Shares held in street name is permitted to vote as it determines,  in its discretion, in the absence of direction from the beneficial holder of the Shares.

            The term "broker non-vote" refers to shares held in street name that are not voted  with  respect  to a  particular  matter,  generally  because  the beneficial  owner did not give any  instructions to the broker as to how to vote such shares and the broker is not permitted under  applicable rules to vote such shares in its  discretion  because of the subject  matter of the  proposal,  but whose shares are present on at least one matter. Such shares shall be counted as
Votes Present for the purpose of determining whether a quorum is present. Broker non-votes  will not be counted as Votes Cast with respect to matters as to which the record  holder has  expressly not voted.  Accordingly,  Steel  believes that broker  non-votes  will have no effect  upon the outcome of voting on any of the business matters set forth in this Proxy Statement.

VOTES REQUIRED FOR APPROVAL

            Election  of  Directors.  A  plurality  of the total  Votes  Cast by holders of the Shares is required for the election of directors and the nominees who receive the most votes will be elected  (assuming  a quorum is  present).  A vote to "WITHHOLD"  for any nominee for director will be counted for purposes of determining  the Votes Present,  but will have no other effect on the outcome of the vote on the  election of  directors.  Stockholders  have  cumulative  voting rights with respect to the election of directors.  Under cumulative voting, each stockholder  is  entitled to the same number of votes per share as the number of directors  to be elected  (or,  for  purposes  of this  election,  two votes per
Share). A stockholder may cast all of such votes for the Nominee or distribute a portion of such votes to the Nominee, as he or she wishes,  either by so marking the ballot at the meeting or by specific voting  instructions sent with a signed proxy to either  Steel in care of  MacKenzie  Partners,  Inc. at the address set forth  on the back  cover of this  Proxy  Statement  or to UIC at 570  Lexington
Avenue,  New York, New York 10022 or any other address provided by UIC. Steel is not aware of any  conditions  precedent  to the  exercise of  cumulative  voting rights by UIC  stockholders.  Steel  intends to cumulate  all votes for the sole
Nominee.

            Other  Proposals.  Other than the  election of  directors,  the vote required for all other business matters set forth in this Proxy Statement is the affirmative vote of a majority of the Votes Cast.

REVOCATION OF PROXIES

            Stockholders  of UIC may revoke  their  proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a

                                      -11-

revocation of any earlier proxy. The revocation may be delivered either to Steel in care of MacKenzie  Partners,  Inc. at the address set forth on the back cover of this Proxy  Statement or to UIC at 570 Lexington  Avenue,  New York, New York
10022 or any other address  provided by UIC.  Although a revocation is effective if  delivered to UIC,  Steel  requests  that either the original or  photostatic copies of all revocations be mailed to Steel in care of MacKenzie Partners, Inc.
at the address set forth on the back cover of this Proxy Statement so that Steel will be aware of all revocations  and can more accurately  determine if and when proxies  have been  received  from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally,  MacKenzie Partners, Inc. may
use this  information to contact  stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominee.

IF YOU WISH TO VOTE FOR THE  ELECTION  OF THE  NOMINEE TO THE UIC BOARD,  PLEASE
SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE  POSTAGE-PAID
ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

            The  solicitation  of proxies  pursuant to this Proxy  Statement  is being made by Steel.  Proxies may be  solicited by mail,  facsimile,  telephone, telegraph,  in person and by advertisements.  Steel will not solicit proxies via the Internet.

            Steel has entered into an agreement  with MacKenzie  Partners,  Inc.
for solicitation and advisory services in connection with this solicitation, for which  MacKenzie  Partners,  Inc.  will  receive  a fee not to  exceed  $75,000, together with reimbursement for its reasonable  out-of-pocket expenses, and will be indemnified  against  certain  liabilities  and expenses,  including  certain liabilities under the federal  securities laws.  MacKenzie  Partners,  Inc. will solicit  proxies  from  individuals,  brokers,  banks,  bank  nominees and other institutional  holders.  Steel has requested  banks,  brokerage houses and other custodians,  nominees and fiduciaries to forward all  solicitation  materials to the  beneficial  owners of the Shares they hold of record.  Steel will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is  anticipated  that  MacKenzie  Partners,  Inc. will employ  approximately  45 persons to solicit UIC's stockholders for the Annual Meeting.

            The entire expense of soliciting proxies is being borne by Steel. If the Nominee is elected to the UIC Board,  Steel intends to seek reimbursement of the costs of this solicitation from UIC. Unless otherwise required by law, Steel does not currently  intend to submit the question of  reimbursement of the costs of this  solicitation  to a  stockholder  vote.  Costs of this  solicitation  of proxies are currently  estimated to be approximately  $175,000.  Steel estimates that through the date hereof,  its expenses in connection with this solicitation are approximately [$35,000].

                             PARTICIPANT INFORMATION

            Along  with  the  Nominee,   Warren   Lichtenstein   and  Steel  are
participants in this solicitation. Warren Lichtenstein is Chairman of the Board,
Secretary and the Managing  Member of Steel  Partners,  L.L.C.  ("Steel LLC"), a
Delaware limited liability  company.  Steel LLC is the general partner of Steel.
The principal business of Mr. Lichtenstein,  Steel LLC and Steel is investing in the securities of small-cap  companies.  The principal  business  address of Mr.

                                      -12-

Lichtenstein, Steel LLC and Steel is 150 East 52nd Street, 21st Floor, New York,
New York 10022. Mr. Lichtenstein has been a director of UIC since May 2001. Glen
Kassan is a Vice President of Steel Partners, Ltd., an affiliate of Steel. As of the date hereof,  Steel is the beneficial owner of 1,310,250  Shares.  Steel LLC does not beneficially own any Shares on the date hereof, except by virtue of its role in Steel.  Mr.  Lichtenstein  beneficially  owns 10,000  Shares  underlying options  exercisable  within 60 days of the date of this Proxy Statement and may be  deemed to  beneficially  own the  1,310,250  Shares of UIC owned by Steel by virtue of his positions  with Steel.  For  information  regarding  purchases and sales of Shares during the past two years by Steel, see Schedule I.

            On March 7, 2001, Warren Lichtenstein, Steel and James Henderson, an
affiliate  of  Steel,  entered  into an  Agreement  (the  "Agreement")  with UIC pursuant to which,  among other things, Mr. Henderson has been allowed to attend all meetings of the UIC Board in a non-voting  observer capacity.  The Agreement is attached to  Amendment  No. 5 to the  Schedule  13D filed by Steel and Warren
Lichtenstein with respect to UIC and is incorporated herein by reference.

            On  March  20,  2002,  James  Henderson  and  Steel  entered  into a
Reimbursement Agreement (the "Henderson Reimbursement Agreement") in which Steel agreed to bear all expenses  incurred by Mr.  Henderson in  connection  with his nomination  to the  UIC  Board,  including  approved  expenses  incurred  by Mr.
Henderson  in  the   solicitation  of  proxies  or  written  consents  from  UIC stockholders.  Although  Mr.  Henderson  was  previously  nominated by Steel for election at the Annual Meeting, Steel has decided not to solicit proxies for his election. The Henderson  Reimbursement  Agreement is attached to Amendment No. 6 to the Schedule 13D filed by Steel,  Warren  Lichtenstein and Mr. Henderson with respect to UIC and is incorporated herein by reference.

            As a member of the soliciting group, Mr. Henderson is deemed to be a participant  in  this  proxy  solicitation.  The  principal  occupation  of  Mr.
Henderson is serving as an Executive Vice President of Steel  Partners,  Ltd., a
management  and advisory  company.  Steel  Partners,  Ltd.  provides  management services to Steel and other  affiliates  of Steel.  As of the date  hereof,  Mr.
Henderson did not beneficially  own any Shares.  Mr. Henderson has not purchased or sold any  Shares  during  the past two  years.  The  business  address of Mr.
Henderson is c/o Steel  Partners,  Ltd., 150 East 52nd Street,  21st Floor,  New
York, New York 10022.

                   CERTAIN TRANSACTIONS BETWEEN STEEL AND UIC

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither Steel nor any of the other  participants in this solicitation, or any of their respective associates:  (i) directly or indirectly  beneficially owns any Shares or any securities of UIC; (ii) has had any relationship with UIC in any capacity  other than as a  stockholder,  or is or has been a party to any transactions,  or series of similar transactions,  or was indebted to UIC during the  past  year  with  respect  to any  Shares  of UIC;  or  (iii)  knows of any transactions during the past year, currently proposed transactions, or series of similar transactions,  to which UIC or any of its subsidiaries was or is to be a party, in which the amount involved  exceeds $60,000 and in which any of them or their  respective  affiliates  had, or will have, a direct or indirect  material interest.  In addition,  other than as set forth herein, there are no contracts, arrangements or understandings entered into by Steel or any other participant in this  solicitation or any of their  respective  associates  within the past year with any person  with  respect to any of UIC's  securities,  including,  but not limited

                                      -13-

to,  joint  ventures,  loan or option  arrangements,  puts or calls,  guarantees against  loss or  guarantees  of profit,  division of losses or profits,  or the giving or withholding of proxies.

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither Steel nor any of the other  participants in this solicitation, or any of  their  respective  associates,  has  entered  into any  agreement  or understanding  with any person with respect to (i) any future  employment by UIC or its  affiliates  or (ii) any future  transactions  to which UIC or any of its affiliates  will or may be a  party.  However,  Steel  has  reviewed,  and  will continue to review,  on the basis of  publicly  available  information,  various possible  business  strategies  that it might  consider  in the  event  that the
Nominee is elected to the Board.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

            Steel is unaware of any other matters to be considered at the Annual
Meeting  other  than  the  ratification  of the  appointment  of  the  Company's auditors.  However,  should  other  matters,  which  Steel  is  not  aware  of a reasonable time before this solicitation,  be brought before the Annual Meeting, the persons  named as proxies on the enclosed  GOLD proxy card will vote on such matters in their discretion.

            Steel has  omitted  from this  Proxy  Statement  certain  disclosure required by  applicable  law that is already  included in the  Management  Proxy
Statement.   This  disclosure   includes,   among  other  things,   biographical
information on UIC's directors and executive  officers,  information  concerning executive compensation, an analysis of cumulative total returns on an investment in UIC Shares during the past five years, information on audit services and fees of Ernst & Young LLP and procedures for nominating directors for election to the
UIC Board and submitting proposals for inclusion in UIC's proxy statement at the next annual meeting. Stockholders should refer to the Management Proxy Statement in order to review this disclosure.

            See Schedule II for information  regarding  persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of UIC.

            The information concerning UIC contained in this Proxy Statement and the Schedules  attached  hereto has been taken from, or is based upon,  publicly available information.

                                         STEEL PARTNERS II, L.P.

                                         _______, 2002

                                   SCHEDULE I

              TRANSACTIONS IN THE SHARES DURING THE PAST TWO YEARS

     Shares of Common             Price Per                  Date of
     Stock Purchased              Share ($)                  Purchase
     ---------------              ---------                  --------

                            STEEL PARTNERS II, L.P.

           20,000                  9.84410                     8/28/00
            5,000                  9.95500                     8/29/00
           20,300                 10.02380                     8/30/00
            7,000                 10.82000                     9/06/00
              500                 11.29000                     9/13/00
            6,000                 11.27960                     9/19/00
              600                 11.05000                     9/20/00
            3,400                 11.10250                     9/21/00
            5,000                 10.91500                     9/22/00
           10,200                 10.21820                    10/18/00
            9,000                 10.17500                    10/19/00
            4,200                 10.41610                    10/20/00
           11,000                 10.56140                    10/23/00
            5,000                 10.48750                    10/24/00
            6,000                 10.50830                    10/25/00
            1,700                 10.67500                    10/27/00
            5,000                 10.67000                    10/30/00
            1,000                 10.81000                    10/31/00
            3,000                 10.42500                    11/02/00
              900                 10.42500                    11/03/00
            2,500                 10.67500                    11/06/00
            3,600                 10.67500                    11/22/00
           10,800                 10.79650                    11/27/00
            8,720                 10.80000                    11/28/00
           11,000                 10.67500                    11/29/00

                                      -15-

     Shares of Common             Price Per                  Date of
     Stock Purchased              Share ($)                  Purchase
     ---------------              ---------                  --------

                            STEEL PARTNERS II, L.P.

              300                 10.72500                    12/04/00
              500                 10.67500                    12/06/00
            5,500                 11.05000                    12/27/00
           14,400                 11.09340                    12/28/00
            9,000                 11.10500                    12/29/00
            2,000                 11.17500                     1/03/01
            6,600                 11.12570                     1/04/01
           17,600                 13.50920                     3/12/01
            4,700                 13.47000                     3/13/01
            5,000                 13.30000                     3/14/01
            3,400                 13.53000                     3/15/01
           10,000                 13.30000                     3/16/01
           11,300                 13.20260                     3/19/01

                                      -16-

                             WARREN G. LICHTENSTEIN
                             ----------------------

                                    NONE(1)

                               JAMES R. HENDERSON
                               ------------------

                                      NONE

                                 GLEN M. KASSAN
                                 --------------

                                      NONE

----------------------

(1)  By virtue of his position with Steel  Partners II, L.P.,  Mr.  Lichtenstein has the power to vote and dispose of UIC Shares owned by Steel Partners II,
     L.P.  Accordingly,  Mr.  Lichtenstein may be deemed the beneficial owner of the UIC Shares owned by Steel Partners II, L.P.

                                      -17-

                                   SCHEDULE II

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

            THE  FOLLOWING  IS  BASED  SOLELY  ON  INFORMATION  PROVIDED  IN THE
MANAGEMENT PROXY STATEMENT:

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

            At the record date, more than 5% of the Company's outstanding voting securities was beneficially  owned by each of the persons named in the following table,  except that the  information  as to Kennedy  Capital  Management,  Inc.,
Dimensional Fund Advisors Inc., Elaine Fein and J.P. Morgan Chase & Co. is as of
December 31, 2001 and is based upon information furnished to the Company by such entities in Schedules 13G, and the  information as to Steel Partners II, L.P. is based upon information furnished by such entity in a Schedule 13D and a Form 4.

                          Name and Address of             Amount and Nature of        Percent
 Title of Class            Beneficial Owner               Beneficial Ownership       of Class
 --------------            ----------------               ---------------------      ---------
Common Stock          Kennedy Capital Management, Inc.        1,509,450(1)             11.55%
                      10829 Olive Boulevard
                      St. Louis, Missouri  63141

Common Stock          Steel Partners II, L.P.                 1,310,250                10.03%
                      150 East 52 Street
                      New York, New York  10022

Common Stock          Dimensional Fund Advisors Inc.          1,059,440(2)              8.11%
                      1299 Ocean Avenue, 11th Floor
                      Santa Monica, California  90401

Common Stock          Elaine Fein                               983,747(3)              7.53%
                      P.O. Box 99
                      Scarsdale, New York  10583

Common Stock          J.P. Morgan Chase & Co.               914,551(4)              7.00%
                      270 Park Avenue
                      New York, New York  10017

(1)  Kennedy Capital Management, Inc., a registered investment advisor, has sole voting  power as to 1,496,400  shares of Common Stock and sole  dispositive power as to 1,509,450 shares.

(2)  Dimensional  Fund Advisors  Inc.  ("Dimensional"),  an  investment  advisor registered  under  Section 203 of the  Investment  Advisors Act of 1940, is
     deemed to have  beneficial  ownership of 1,059,440  shares of Common Stock.
     Dimensional  furnishes  investment  advice  to  four  investment  companies registered  under  the  Investment  Company  Act of  1940,  and  serves  as investment  manager to certain other  commingled  group trusts and separate accounts (collectively,  the "Funds"). In its role as investment advisor or manager,  Dimensional  possesses  voting and/or  investment  power over the securities  of  the  Company  that  are  owned  by the  Funds.  Dimensional disclaims beneficial ownership of such securities.

(3)  Includes  912,551  shares of Common  Stock  owned by The  Estate of Bernard
     Fein, of which Ms. Fein is an executor, and 71,196 shares owned by The Fein
     Foundation, of which Ms. Fein is a trustee.

                                      -18-

(4)  Includes  912,551  shares of Common  Stock  owned by The  Estate of Bernard
     Fein, of which J.P. Morgan Chase & Co. is an executor.

                        SECURITY OWNERSHIP OF MANAGEMENT

            The following table sets forth, as of August 26, 2002, the number of shares of Common Stock of the Company beneficially owned by each director of the
Company, each nominee for director,  each executive officer named in the Summary
Compensation  Table above,  and by all directors  and executive  officers of the
Company as a group. Except as otherwise indicated all shares are owned directly.

                                     Amount and
                                 Nature of Beneficial               Percent
Name or Group                       Ownership(1)(2)                of Class
-------------                    --------------------              --------
Richard R. Erkeneff                    646,000                        4.76%
Harold S. Gelb                          35,000                          (3)
Paul J. Hoeper                           5,000                          (3)
Warren G. Lichtenstein               1,320,250(4)                    10.10%
James H. Perry                          82,843                          (3)
Joseph S. Schneider                     30,000                          (3)
Robert W. Worthing                      80,419(5)                       (3)
Susan Fein Zawel                       386,954(6)                      2.95%
All directors and executive
  officers as a group,
  consisting of 8 persons            2,586,466                        18.68%

(1)  The information as to securities owned by directors, nominees and executive officers  was  furnished  to the Company by such  directors,  nominees  and executive  officers.  Includes  units in the Company's  401(k) plan,  which consist of shares of Common Stock and cash.

(2)  Includes  shares  which the  following  persons  have the right to  acquire within 60 days through the exercise of stock options: Mr. Erkeneff, 510,000
     shares;   Mr.  Gelb,  30,000  shares;   Mr.  Hoeper,   5,000  shares;   Mr.
     Lichtenstein,  10,000  shares;  Mr. Perry,  77,000 shares;  Mr.  Schneider,
     25,000 shares; Mr. Worthing,  71,000 shares; Ms. Fein Zawel, 55,000 shares;
     and all directors and executive officers as a group, 783,000 shares.

(3)  Less than 1%.

(4)  All of such shares are owned by Steel  Partners II, L.P.  ("Steel")  (other than Mr. Lichtenstein's stock options). Mr. Lichtenstein is the Chairman of the Board,  Secretary and Managing  Member of the general partner of Steel.
     Mr.  Lichtenstein  disclaims  beneficial  ownership  of the shares owned by
     Steel, except to the extent of his pecuniary interest therein.

(5)  Does not include 500 shares of Common Stock owned by Mr. Worthing's spouse, as to which he disclaims beneficial ownership.

(6)  Includes  11,440  shares of Common Stock owned by Ms. Fein Zawel's  spouse,
     4,772  shares of Common  Stock  owned by Ms.  Fein Zawel  jointly  with her spouse,  and  32,634  shares  of Common  Stock  held in trust for her minor children.

                                      -19-

                                    IMPORTANT

            Tell your Board what you think!  Your vote is  important.  No matter how many Shares you own,  please  give Steel your proxy FOR the  election of the
Nominee by taking three steps:

     o    SIGNING the enclosed GOLD proxy card,

     o    DATING the enclosed GOLD proxy card, and

     o    MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

            If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution,  only it can vote such Shares and only upon receipt of your  specific  instructions.  Accordingly,  please  contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares.  Steel urges you to confirm in writing your instructions  to  Steel  in care of  MacKenzie  Partners,  Inc.  at the  address provided  below so that  Steel will be aware of all  instructions  given and can attempt to ensure that such instructions are followed.

            If you have any  questions  or require  any  additional  information concerning this Proxy Statement,  please contact MacKenzie Partners, Inc. at the address set forth below.

                                [MACKENZIE LOGO]

                                      -20-

                     PRELIMINARY COPY SUBJECT TO COMPLETION

                             DATED SEPTEMBER 6, 2002

          UNITED INDUSTRIAL CORPORATION ANNUAL MEETING OF STOCKHOLDERS
          ------------------------------------------------------------

          THIS PROXY IS SOLICITED ON BEHALF OF STEEL PARTNERS II, L.P.

THE BOARD OF DIRECTORS OF UNITED INDUSTRIAL CORPORATION IS NOT SOLICITING THIS
PROXY.

The undersigned  appoints Warren G. Lichtenstein and Glen M. Kassan, and each of them, attorneys and agents with full power of substitution to vote all shares of common  stock  of  United  Industrial  Corporation  (the  "Company")  which  the undersigned  would be  entitled  to vote if  personally  present  at the  Annual
Meeting of  Stockholders  of the Company,  and including at any  adjournments or postponements thereof and at any meeting called in lieu thereof, as follows:

1.           ELECTION OF DIRECTOR:

            A total of two  Directors  will be elected at the Annual  Meeting of
            Stockholders of the Company. This Proxy can only be voted for one of the two Directors being elected at the Annual Meeting.  Accordingly, this  Proxy  does  not  confer  voting  power  with  respect  to the remaining directorship.

                                            FOR        WITHHOLD

            Nominee:  Glen M. Kassan       [   ]        [    ]

 2.        RATIFICATION OF APPOINTMENT      FOR       AGAINST        ABSTAIN
            OF INDEPENDENT AUDITORS:       [   ]       [    ]         [    ]

3.          IN  THEIR  DISCRETION  WITH  RESPECT  TO ANY  OTHER  MATTERS  AS MAY
            PROPERLY COME BEFORE THE ANNUAL MEETING.

            The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with  respect to the shares of Common  Stock of the Company held by the undersigned,  and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue  hereof.  If properly  executed,  this proxy will be voted as directed above.  IF NO DIRECTION IS INDICATED WITH RESPECT TO THE ABOVE  PROPOSALS,  THIS
PROXY  WILL BE VOTED  FOR THE  ELECTION  OF THE  NOMINEE,  OR ANY  SUBSTITUTIONS
THERETO, AND FOR THE RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS.

            This proxy will be valid  until the sooner of one year from the date indicated below and the completion of the Annual Meeting.

DATED:  ____________________________

PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

------------------------------------
(Signature)

------------------------------------
(Signature, if held jointly)

------------------------------------
(Title)

    WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS,
 ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!